UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Spectrum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84763A 10 8

(CUSIP Number)

Rajesh C. Shrotriya

Spectrum Pharmaceuticals, Inc.

11500 S. Eastern Ave.

Suite 240

Henderson, NV 89052

(702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 84763A 10 8	Page 2 of 4

1.	Names of Reporting Persons Rajesh C. Shrotriya, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,821,560
	8.	Shared Voting Power 328,234
	9.	Sole Dispositive Power 5,821,560
	10.	Shared Dispositive Power 328,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,149,794
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.92%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	The percentage owned is based on 102,709,391 shares of common stock outstanding as of February 28, 2018.

13D/A

CUSIP No. 84763A 10 8	Page 3 of 4

Explanatory Note

Dr. Rajesh C. Shrotriya previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”), on Schedule 13D (the “Schedule 13D”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1 thereunder.

This Amendment No. 10 (this “Amendment”) to the Schedule 13D is being filed by Dr. Shrotriya to report certain changes to the disclosures in Items 4, 6 and 7 of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On March 19, 2018, Dr. Shrotriya entered into a written stock selling plan in accordance with Rule 10b5-1 (the “Plan”). Pursuant to the Plan, Dr. Shrotriya may sell up to an aggregate of 1,000,000 shares of Common Stock between March 26, 2018 and June 29, 2018, subject to market conditions and the pricing parameters specified in the Plan. Dr. Shrotriya is entering into the Plan to cover tax obligations and for financial planning purposes. A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference.

In his capacity as a director of the Company, Dr. Shrotriya has an active role in the oversight of the Company’s management and therefore, may have general knowledge about one or more of the items listed under (A) – (J) of this item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

On March 19, 2018, Dr. Shrotriya entered into the Plan as further described in Item 4, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

A	Programmed Plan of Transactions under Rule 10b5-1, dated March 19, 2018, by and between Dr. Rajesh Shrotriya and Wells Fargo Clearing Services, LLC.

13D/A

CUSIP No. 84763A 10 8	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2018

/s/ Rajesh C. Shrotriya, M.D.
Rajesh C. Shrotriya, M.D.